SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

PT Indosat Tbk.

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Indosat Was Assigned 2 Channels of 800 Mhz

For Fixed Wireless Services in Jakarta and its Greater Areas (JABOTABEK)

Jakarta 15 December 2006. Indosat today announced that it has been assigned 2 channels of 800MHz i.e. no. 589 and 630 for its fixed wireless services in Jakarta and its greater areas. The assignment was formally stated in the Minister of Communications and Informatics Decree No. 142/DJPT.1/KOMINFO/12/2006 as published through its press release on 12 December 2006.

“Following this assignment, Indosat will continue to develop its fixed wireless services in Jakarta and its greater areas. In accordance to the government regulation, Indosat has to migrate its frequency from 1900 MHz to 800 MHz channels by the end of 2007”, said Kaizad B. Heerjee, Deputy President Director of Indosat.

“As of 30 November 2006, Indosat has served its fixed wireless services in 18 cities, and expects to expand its service to become 22 cities by the end of 2006 relating to our nationwide fixed wireless license,” added Kaizad.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD service (IDD 001, IDD 008 and FlatCall 016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI). Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

PT Indosat Tbk

Ph : 62 21 3869614

Fax : 62 21 3804045

Email : investors@indosat.com

Investor Relations

Telp : 62-21-3869615

Fax  : 62-21-3804045

Email : investors@indosat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        PT Indosat Tbk.

Date  : December 19, 2006

By  :

_______________________________

Name :   Kaizad B. Heerjee

   Title   :   Deputy President Director